FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |x|    Form 40-F |    |

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g
3-2(b) under the Securities Exchange Act of 1934.]

Yes |    |    No |x|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE
Filed in this Form 6-K

Documents index

1.	Press release dated November 12, 2004.

November 12, 2004

For immediate release

VIDÉOTRON LTÉE ANNOUNCES PLAN TO OFFER ADDITIONAL
US$300 MILLION OF ITS 6 7/8% SENIOR NOTES DUE JANUARY 15, 2014

Montréal, Québec—Vidéotron ltée announced today that it plans to offer privately US$300 million aggregate principal amount of its 6 7/8% Senior Notes due January 15, 2014. The notes will form a single series with Vidéotron’s existing US$335 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014, except that the new notes will be subject to certain transfer restrictions and will not be fully fungible with the existing notes. The net proceeds from the sale of the notes will be used to repay in full Vidéotron’s current term loan of approximately CDN$318.1 million under its bank credit facilities, which will concurrently be amended to, among other things, increase Vidéotron’s revolving credit facility from CDN$100.0 million to CDN$450.0 million, and declare and pay a dividend to Quebecor Media Inc., Vidéotron’s parent company. These notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Information:

Jacques Mallette	Mark D’Souza
Executive Vice President and	Vice President and Treasurer
Financial Officer	(514) 380-1912
Quebecor Inc.	Quebecor Media Inc.
(514) 380-1948

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

/S/ Claudine Tremblay

________________________________

By: Claudine Tremblay
       Assistant Secretary

Date: November 15, 2004